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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            Penn Octane Corporation
               ------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
               ------------------------------------------------
                         (Title of Class of Securities)

                                  707573-10-1
               ------------------------------------------------
                                 (CUSIP Number)

                             Mr. Jerome B. Richter
                          c/o Penn Octane Corporation
                             900 Veterans Boulevard
                         Redwood City, California 94063
                                 (415) 368-1501
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 11, 1997
               ------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /x/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 Pages

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CUSIP No. 707573-10-1
-------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                               Jerome B. Richter
                               S.S.# ###-##-####
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                     a. [_]
                                     b. [x]
-------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------
4        Source of Funds
                  PF
-------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   [x]
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                 United States
-------------------------------------------------------------------------------
                           7        Sole Voting Power
  Number of                            3,900,000(1)
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                             3,900,000(1)
    With
                           10       Shared Dispositive Power
                                            0
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                   3,900,000(1)
-------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares     [x]
-------------------------------------------------------------------------------

--------
(1) Does not include 2,000 shares of Common Stock owned by Mrs. Richter as to which Mr. Richter disclaims beneficial ownership.

                               Page 2 of 16 Pages

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13       Percent of Class Represented By Amount in Row (11)
                           47.80%
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14       Type of Reporting Person
                           IN
-------------------------------------------------------------------------------

                               Page 3 of 16 Pages

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Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Penn Octane Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 900 Veterans Boulevard, Suite 510, Redwood City, California 94063.

Item 2.  Identity and Background.

         This Schedule 13D is filed on behalf of Mr. Jerome B. Richter. Mr. Richter resides at 26280 Dori Lane, Los Altos Hills, California 94022, and is a citizen of the United States. Mr. Richter is the Chairman of the Board, President and Chief Executive Officer of the Company whose address is set forth in Item 1.

         Mr. Richter has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         In October 1996, the Company and Mr. Richter, without admitting or denying the findings contained therein (other than as to jurisdiction), consented to the issuance of an Order by the Securities and Exchange Commission (the "Commission") in which the Commission (i) made findings that the Company and Mr. Richter had violated portions of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the filing of periodic reports and the maintenance of books and records, and certain related rules under the Exchange Act, and (ii) ordered respondents to cease and desist from committing or causing any current or future violation of such Section and rules.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Richter exercised 2,200,000 warrants to purchase 2,200,000 shares of Common Stock at an exercise price of $1.25 (the "Warrants") through the payment of $22,000 of personal funds to the Company in cash and the issuance by Mr. Richter of a promissory note dated April 11, 1997 to the Company in the amount of $2,728,000, due April 11, 2000, bearing interest at a per annum rate of 8.25% (the "Promissory Note"), which Promissory Note is secured by one million shares of Common Stock (the "Pledged Shares") owned by Mr. Richter and held by the Company pursuant to the terms of a Pledge and Security Agreement dated April 11, 1997 (the "Pledge Agreement").

Item 4.  Purpose of Transaction.

         Mr. Richter has exercised the Warrants for investment purposes. As of the date of this Schedule 13D, no determination has been made by Mr. Richter to acquire additional shares of Common Stock or to dispose of any shares of Common Stock now held by him, although he may decide to so acquire or dispose of shares of Common Stock. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

         Except as indicated above, Mr. Richter has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form, although Mr. Richter reserves the right to determine in the future to take any action which relates to or would result in any of such events, actions or conditions.

                               Page 4 of 16 Pages

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Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Richter is the beneficial owner of 3,900,000(2) shares of Common Stock, which shares constitute 47.80% of the issued and outstanding shares of Common Stock based upon the aggregate of 8,159,286 shares issued and outstanding as of April 18, 1997, based on information provided by the Company.

         (b) Mr. Richter has the sole power to vote or direct the vote and to dispose or direct the disposition of 3,900,000 shares of Common Stock.

         (c) On March 25, 1997, Mr. Richter transferred 100,000 warrants to purchase 100,000 shares of Common Stock at an exercise price of $1.25 per share to Mr. John P. Holmes, a director of the Company, for no consideration.

                  On April 11, 1997, Mr. Richter exercised the Warrants for an aggregate purchase price of $2,750,000 of which $22,000 was paid by Mr. Richter in cash out of personal funds and $2,728,000 of which was paid with the Promissory Note, as secured by the Pledged Shares under the Pledge Agreement.

                  In connection with the exercise of the Warrants, Mr. Richter issued the Promissory Note and entered into the Pledge Agreement pursuant to which the Pledged Shares have been placed with the Company. A copy of each of the Promissory Note and the Pledge Agreement are attached hereto as exhibits.

         (d) Except as set forth in this Schedule 13D, no person is known by Mr. Richter to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by him.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits

         1. Promissory Note due April 11, 2000 by Mr. Richter in favor of the Company in the amount of $2,728,000 bearing interest at a rate per annum of 8.25%.

         2.       Pledge and Security Agreement dated as of April 11, 1997.

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(2) Does not include 2,000 shares of Common Stock owned by Mrs. Richter as to which Mr. Richter disclaims beneficial ownership.

                               Page 5 of 16 Pages

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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 1997


                                                     /s/ Jerome B. Richter
                                                     --------------------------
                                                     Jerome B. Richter


                               Page 6 of 16 Pages

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                                 EXHIBIT INDEX


Exhibit
-------

1. Promissory Note due April 11, 2000 by Mr. Richter in favor of the Company in the amount of $2,728,000 bearing interest at a rate per annum of 8.25%.

2.       Pledge and Security Agreement dated as of April 11, 1997.


                               Page 7 of 16 Pages